111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com
August 29, 2008
VIA EDGAR AND ELECTRONIC MAIL
Mr. Craig Ruckman
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Trust Initial Registration Statement on Form N-1A File Nos. 333-147558; 811-22145
Dear Mr. Ruckman:
On behalf of Federal Life Trust (the “Trust”), we are pleased to submit this letter in response to the comments you provided me on August 28, 2008, in connection with the above-referenced Initial Registration Statement on Form N-1A (the “Registration Statement”). This letter should be read in conjunction with attached changed pages to the Pre-Effective Amendment No. 1 to the Registration Statement. As you requested, we have enclosed a copy of changed pages only, marked to show our changes in response to your comments.
We have set forth below each of the staff’s numbered comments, followed by the response.
1.	General

In your July 11, 2008 response letter in response to Comment 1(b), among other exemptions, you stated that “the Trust anticipates that it may avail itself of the exemption set forth in Section 12(d)(1).” Please clarify supplementally that the Trust would not rely on such exemption without first obtaining required regulatory approvals.

Response: The Trust confirms that it would not attempt to rely on the exemption set forth set forth in Section 12(d)(1), or on any other exemption, without first obtaining any required regulatory approvals.

2.	Principal Investment Strategies (pp. 1 and 5)

Please provide additional disclosure in the Principal Investment Strategies discussion with respect to each Portfolio which corresponds to “Short Sale Risk” and “Turnover Risk,” discussed on pages 4 and 7.
Atlanta, Austin, Boston, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, Washington DC

Mr. Craig Ruckman
August 29, 2008

Response: The Registration Statement has been revised in response to the staff’s comment. Please see pages 1 and 5 of the Registration Statement.

3.	Principal Investment Risk (p. 3 and 7)
a.	Please revise the discussion of the Principal Investment Risks to reflect the Commodities asset class identified under Principal Investment Strategies of the Equity Portfolio.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 7 of the Registration Statement.

b.	Please clarify that “[l]ower-rated debt securities” referenced in the discussion of “Change in Rating Risk” on page 3 includes high yield bonds.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see page 3 of the Registration Statement.
If you have any questions regarding these matters or require any additional information, please contact me at 312-443-1823 or my associate Nguyet Chau at 512-305-4767.
Very truly yours,
LOCKE LORD BISSELL & LIDDELL LLP
/s/ Michael K. Renetzky
Michael K. Renetzky
MKR:mkr
Enclosure

THE PORTFOLIOS
This prospectus describes the two portfolios (the “Portfolios”) of Federal Life Trust, a Delaware statutory trust (the “Trust”), the Federal Life Fixed Income Portfolio and the Federal Life Equity Portfolio. The Portfolios are investment vehicles for individual variable deferred annuity contracts. Shares of the Portfolios are offered only to Federal Life Variable Annuity Account — A, a separate account of Federal Life Insurance Company (Mutual), to fund the benefits of individual variable deferred annuity contracts. Shares are not offered to the general public.
This prospectus includes important information about the Portfolios that you should know before investing. You should read this prospectus and keep it for future reference. You also should read the separate account prospectus for the individual variable deferred annuity contract that you want to purchase. That prospectus contains information about the contract, your investment options, the separate account and expenses related to purchasing a individual variable deferred annuity contract.
The Board of Trustees of the Trust may change the investment objective or the principal investment strategies, or both, without the approval of the separate account, as sole shareholder of the Portfolios. If there is a material change to the investment objective or principal investment strategy, you should consider whether a Portfolio remains an appropriate investment for you. There is no guarantee that the Portfolios will achieve their investment objectives.
FLC Investment Management Company, LLC is the investment adviser to the Portfolios (“Adviser”), and Alley Company, LLC is the subadviser to the Portfolios (“Subadviser”). See “Management of the Portfolios.”
The Federal Life Fixed Income Portfolio
     Investment Objective
The Federal Life Fixed Income Portfolio seeks to provide investors with current income and preservation of capital.
     Principal Investment Strategies
The Federal Life Fixed Income Portfolio is a “fund-of-funds” and seeks to achieve its investment objective by investing primarily in a portfolio of securities of exchange-traded funds (each, an “ETF” or “Underlying ETF” and collectively, “ETFs” or “Underlying ETFs”). The Portfolio invests, under normal circumstances, its net assets plus the amount of any borrowings for investment purposes, primarily in Underlying ETFs. For the purposes of this investment policy, assets are measured at the time of purchase. Each Underlying ETF, in turn, in an attempt to track its benchmark, invests in a variety of U.S. and foreign securities or commodities. For more information regarding the nature of various ETFs and their principal investment strategies, see “Additional Information About Investment Strategies” in this prospectus.
The Federal Life Fixed Income Portfolio, under normal market conditions, is expected to invest its assets primarily in Underlying ETFs that invest primarily in fixed-income securities of issuers in a variety of sectors, providing investors with broad-based market exposure. Normally, the Portfolio invests substantially all of its assets in Underlying ETFs to meet its investment objective. However, the Portfolio may invest a portion of its assets in cash, cash equivalents, money market funds, or other investments. The Underlying ETFs may also invest a portion of their assets in money market funds, securities with remaining maturities of less than one year or cash equivalents, or may hold cash. In order to meet its objective of providing capital preservation, the Portfolio may make short sales or make frequent trades.
For temporary defensive purposes, including during periods of unusual cash flows, the Portfolio and the Underlying ETFs may depart from their principal investment strategies and invest part or all of their assets in these securities or may hold cash. During such periods, the Portfolio may not be able to achieve its investment objective. The Portfolio may adopt a defensive strategy when either the Adviser or the Subadviser believes securities in which the Portfolio normally invests have extraordinary risks due to political or economic factors and in other extraordinary circumstances.
The Federal Life Fixed Income Portfolio may invest its assets in the Underlying ETFs that collectively represent the asset classes in the target asset allocation ranges described below. In determining the specific weightings for each asset class and the Underlying ETFs, the Subadviser will consider relative attractiveness. The Subadviser will analyze myriad factors to determine relative attractiveness, including economic and valuation considerations. Additionally, the Subadviser will consider asset classes and underlying ETFs for their diversification benefits within the Portfolio, according to the Subadviser’s asset allocation model, in order to achieve a higher level of expected return for a given level of risk or a given level of expected return for a lower level of risk.

Asset Class	Percentage of Underlying ETF Holdings
Cash Equivalents	0 — 80%
U.S. Treasuries	0 — 40%
U.S. Treasury Inflation Protected	0 — 30%
U.S. Agencies	0 — 30%
U.S. Corporates	0 — 40%
Mortgage and Asset Backed Securities	0 — 40%
International Bonds	0 — 25%
High Yield*	0 — 15%

are backed by the U.S. government’s full faith and credit. Certain securities issued by U.S. government-sponsored entities, such as FNMA, FHLMC and Federal Home Loan Banks are not guaranteed by the U.S. government, and no assurance can be given that the U.S. government would provide financial support to its agencies or instrumentalities where it is not obligated to do so. Additionally, corporate bonds are subject to greater credit risk than U.S. government bonds, and high yield bonds are subject to greater credit risk than higher quality bonds. High yield bonds are commonly referred to as “junk bonds” and are subject to a substantial degree of credit risk.
Change in Rating Risk. A credit rating is a measure of an issuer’s expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has strong capacity to make all payments, but the degree of safety is somewhat less. If a rating agency gives a debt security a lower rating, the value of the debt security will ordinarily decline because investors will demand a higher rate of return. Lower-rated debt securities, including high yield bonds, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Bonds rated below investment grade tend to be less marketable than higher-quality bonds because the market for them is less broad. The market for unrated bonds is even narrower.
Interest Rate Risk. Interest rate risk is the risk that bond prices will decline over short or even long periods due to rising market interest rates. All bonds, including those issued by the U.S. government and its agencies, are subject to interest rate risk. Their prices tend to move in the opposite direction from market interest rate movements. When interest rates go up, bond prices tend to fall; when rates fall, prices tend to rise. Bonds with longer maturities are affected more by interest rate movements than bonds with shorter maturities, bonds with interest rate reset provisions, notes or money market instruments. If prices throughout the economy were to decline over time, resulting in “deflation,” the principal and income of inflation-protected bonds held by an Underlying ETF would likely decline in price, which would result in losses for the Underlying ETF.
Prepayment and Extension Risk. Prepayment risk is the risk that during periods of falling interest rates, an issuer of securities may be able to repay principal prior to the security’s maturity causing the Underlying ETF to have to reinvest in securities with a lower yield. Extension risk is the risk that when interest rates rise, certain securities will be paid off substantially more slowly than originally anticipated and the value of those securities may fall sharply. Both prepayment risk and extension risk may result in a decline to the Underlying ETFs’ income.
Duration Risk. Prices of fixed income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.
     Foreign Securities Risk
The Federal Life Fixed Income Portfolio may invest in international fixed income ETFs, which are ETFs that invest in fixed income securities issued outside the U.S. Foreign securities are subject to additional risks not typically associated with investments in domestic securities. These risks may include, among others, country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability, currency devaluations and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility.
Some foreign markets are considered to be emerging markets. Investment in these emerging markets is subject to a greater risk of loss than investments in a developed market. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, greater risk of market shut down and more governmental limitations on foreign investment policy than those typically found in a developed market.
     Derivatives Risk
The Portfolio will invest primarily in ETFs, some of which may use derivatives. Therefore, the Portfolio may be exposed to derivatives risk through its investments in ETFs. Derivatives include, among other instruments, futures contracts, options on futures contracts, other types of options that may be exchange-traded or traded over-the-counter, indexed and inverse floating-rate securities, and swap agreements. Derivatives are financial instruments whose values are derived, at least in part, from the prices of other securities or specified assets, indexes or rates.

The Federal Life Equity Portfolio is a “fund-of-funds” and seeks to achieve its investment objective by investing primarily in a portfolio of securities of ETFs. The Portfolio invests, under normal circumstances, its net assets plus the amount of any borrowings for investment purposes, primarily in Underlying ETFs. For the purposes of this investment policy, assets are measured at the time of purchase. Each Underlying ETF, in turn, in an attempt to track its benchmark, invests in a variety of U.S. and foreign securities or commodities. For more information regarding the nature of various ETFs and their principal investment strategies, see “Additional Information About Investment Strategies” in this prospectus.
The Federal Life Equity Portfolio, under normal market conditions, is expected to invest its assets primarily in Underlying ETFs that invest primarily in equities of issuers in a variety of sectors, providing investors with broad-based market exposure. Normally, the Portfolio invests substantially all of its assets in Underlying ETFs to meet its investment objective. However, the Portfolio may invest a portion of its assets in cash, cash equivalents, money market funds, or other investments. The Underlying ETFs may also invest a portion of their assets in money market funds, securities with remaining maturities of less than one year or cash equivalents, or may hold cash. In order to meet its objective of providing capital appreciation to investors, the Portfolio may make short sales or make frequent trades.
For temporary defensive purposes, including during periods of unusual cash flows, the Portfolio and the Underlying ETFs may depart from their principal investment strategies and invest part or all of their assets in these securities or may hold cash. During such periods, the Portfolio may not be able to achieve its investment objective. The Portfolio may adopt a defensive strategy when either the Adviser or the Subadviser believes securities in which the Portfolio normally invests have extraordinary risks due to political or economic factors and in other extraordinary circumstances.
The Federal Life Equity Portfolio may invest its assets in the Underlying ETFs that collectively represent the asset classes in the target asset allocation ranges described below. In determining the specific weightings for each asset class and the Underlying ETFs, the Subadviser will consider relative attractiveness. The Subadviser will analyze myriad factors to determine relative attractiveness, including economic and valuation considerations. Additionally, the Subadviser will consider asset classes and underlying ETFs for their diversification benefits within the Portfolio, according to the Subadviser’s asset allocation model, in order to achieve a higher level of expected return for a given level of risk or a given level of expected return for a lower level of risk.

Asset Class	Percentage of Underlying ETF Holdings
Cash Equivalents	0 - 20%
U.S. Large Cap Growth	0 - 40%
U.S. Large Cap Value	0 - 40%
U.S. Mid Cap	0 - 25%
U.S. Small Cap	0 - 25%
Real Estate Investment Trusts	0 - 10%
Commodities	0 - 10%
International	0 - 35%
Emerging Markets	0 - 20%
The above table is a general guide regarding the anticipated allocation of assets among these asset classes. Subject to the approval of the Adviser, the Subadviser may change these asset classes and the allocations from time-to-time without the approval of or notice to the separate account, the sole shareholder of the Portfolio.
     Principal Investment Risks
Like all investments in securities, you risk losing money by investing in the Federal Life Equity Portfolio. The main risks of investing in the Portfolio are:
     Management Risk
The Subadviser will use a subjective process in selecting the specific ETFs in which the Portfolio will invest, considering economic and valuation considerations as well as diversification benefits. The Subadviser’s skill in risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.
     Foreign Securities Risk
The Federal Life Equity Portfolio may invest in international equity ETFs, which are ETFs that invest in securities that are issued outside the U.S. Foreign securities are subject to additional risks not typically associated with investments in domestic securities. These risks may include, among others, country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability, currency devaluations and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility.
Some foreign markets are considered to be emerging markets. Investment in these emerging markets is subject to a greater risk of loss than investments in a developed market. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, greater risk of market shut down and more governmental limitations on foreign investment policy than those typically found in a developed market.
     Derivatives Risk
The Portfolio will invest primarily in ETFs, some of which may use derivatives. Therefore, the Portfolio may be exposed to derivatives risk through its investments in ETFs. Derivatives include, among other instruments, futures contracts, options on futures contracts, other types of options that may be exchange-traded or traded over-the-counter, indexed and inverse floating-rate securities, and swap agreements. Derivatives are financial instruments whose values are derived, at least in part, from the prices of other securities or specified assets, indexes or rates. Some derivatives may be more sensitive than direct securities to changes in interest rates or sudden market moves. Some derivatives also may be susceptible to fluctuations in yield or value due to their structure or contract terms. Investments in these ETFs may involve the risk that the value of derivatives may rise or fall more rapidly than other investments, and the risk that an Underlying ETF may lose more than the amount invested in the derivative instrument in the first place. Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses.
     Commodities Risk
The Federal Life Equity Portfolio may invest in ETFs that invest directly in physical commodities, such as gold, silver and other precious minerals. Commodity prices can be volatile and may be either directly or indirectly affected by a wide range of factors, including changes in overall market movements, real or perceived inflationary trends, commodity index volatility, changes in interest rates or currency exchange rates, population growth and changing demographics, and factors affecting a particular industry or commodity, such as drought, floods, or other weather conditions, livestock disease, trade embargoes, competition from substitute products, transportation bottlenecks or shortages, fluctuations in supply and demand, tariffs, and international economic, political, and regulatory developments.
     Real Estate Investment Risk
The Federal Life Equity Portfolio will invest in ETFs that invest in the equity securities of issuers across a variety of sectors. Therefore, it is likely that some of the Underlying ETFs will invest in equity securities of one or more issuers in the real estate sector. Investment in equity securities in the real estate sector is subject to many of the same risks associated with the direct ownership of real estate, such as adverse changes in national, state or local real estate conditions (resulting from, for example, oversupply of or reduced demand for space and changes in market rental rates); obsolescence of properties; changes in the availability, cost and terms of mortgage funds; and the impact of tax, environmental, and other laws.
     Short Sale Risk
In order to meet its investment objective of providing capital appreciation to investors, the Portfolio may make short sales, which involves selling a security it does not own in anticipation that the security’s price will decline. Short sales expose the Portfolio to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the portfolio.
     Turnover Risk
The Portfolio is actively managed. In an effort to meet the Portfolio’s investment objective of providing capital appreciation to investors, the Subadviser will use its discretion in determining when and how often to buy and sell portfolio investments. Although the rate of turnover of portfolio investments is generally anticipated to be low, it may from time to time be high. A higher rate of portfolio turnover increases brokerage and other expenses, which

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